                         Southern New England Telecommunications Corporation
                         Computations of Ratio of Earnings to Fixed Charges
                         (Dollars in Millions)

                                              For the 3
                                             Months Ended           For the Year Ended December 31,
                                               3/31/95      1994      1993(C)    1992      1991      1990
Earnings:
Income (loss) from continuing operations
  before income taxes (A)                       $76.6      $299.5    ($87.8)    $269.4    $214.1   $217.6
Interest on indebtedness (B)                     17.8        72.9      88.9       95.3     108.9     98.4
Portion of rents representative of the
  interest factor                                 2.9        11.0      11.8       13.3      12.7     11.5

Earnings                                    (1) $97.3      $383.4     $12.9     $378.0    $335.7   $327.5


Fixed Charges:
Interest on indebtedness (B)                    $17.8       $72.9     $88.9      $95.3    $108.9    $98.4
Portion of rents representative of the
  interest factor                                 2.9        11.0      11.8       13.3      12.7     11.5

Fixed Charges                               (2) $20.7       $83.9    $100.7     $108.6    $121.6   $109.9

Ratio of earnings to fixed charges
  [(1) divided by (2)]                           4.70        4.57        -        3.48      2.76     2.98

<F1>
(A) 1993 includes a before-tax restructuring charge of $355.0 million.
<F2>
(B) Includes amortization of debt issuance costs, discount and premium as well as amortization of issue, discount, call and tender costs of refinanced issues which have been deferred in accordance with regulatory accounting practices.
<F3>
(C) 1993 earnings, as a result of the restructuring charge, were insufficient to cover fixed charges; the amount of the coverage deficiency was $87.8 million in 1993.